We Sell For U Corp.
                               700 Shadow Bay Way
                                Osprey, FL 34229
                              Tele: 941--9288-9359
                                Fax: 941-918-1878

                           FAX TRANSMITTAL & EDGARIZED

                                                      March 6, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director
           Hugh Fuller

Re:   We Sell For U Corp. (The"Company")
      Registration Statement on Form S-1/A
      Filed January 25, 2008
      File Number 333-148855

         The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Friday, March 07, 2008, or as soon thereafter as is practicable.

         The undersigned registrant acknowledges that:

         o Should the Securities and Exchange Commission (The "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filling:

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended. Very truly yours,

                                       We Sell For U Corp.

                                       Edward T. Farmer
                                       President